EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2006

Excluding Interest on Deposits
Income before income taxes	$4,653

Fixed charges:
Interest expense	4,576
One-third of rents, net of income from subleases (a)	91

Total fixed charges	4,667

Less: Equity in undistributed income of affiliates	(43)

Earnings before taxes and fixed charges, excluding capitalized interest	$9,277

Fixed charges, as above	$4,667

Preferred stock dividends (pre-tax)	6

Fixed charges including preferred stock dividends	$4,673

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.99

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$4,673

Add: Interest on deposits	3,738

Total fixed charges including preferred stock dividends and interest on deposits	$8,411

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$9,277

Add: Interest on deposits	3,738

Total earnings before taxes, fixed charges and interest on deposits	$13,015

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.55

(a)	The proportion deemed representative of the interest factor.